Exhibit 99.1

Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On January 19, 2024, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had decreased from 40,069,462 shares of common stock (representing 7.77%, as of September 30, 2023) to 38,279,553 shares of common stock (representing 7.47%, as of December 31, 2023). This disclosure is based on the results of shareholder registry closing as of December 31, 2023.